EPIC STORES CORP.
20805 North 19th Avenue, Suite 2
Phoenix, AZ 85027

May 13, 2016

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom Assistant Director Office of Consumer Products

Dear Sirs/Mesdames:

Re: Epic Stores Corp. Registration Statement on Form S-1 Filed April 14, 2016 File No. 333-210712

Epic Stores Corp. (the “Company”, “we”, or “our”) writes in response to your letter of May 3, 2016 to Brian Davidson, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

General

1.	Given the number of shares being registered relative to the number of shares held by non-affiliates, the nature of the offering, and the nature of the selling stockholders, the resale offering appears to be on behalf of the registrant. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Alternatively, if you disagree, please provide us with a detailed legal analysis as to why this offering is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov. In your analysis, please address the following among any other relevant factors and the factors set forth in the previously mentioned Compliance and Disclosure Interpretation: (i) the significant discount at which the notes convert, (ii) the recency of some of the financings, (iii) the use of the proceeds of the ZSL Note, (iv) the ability of the company to repay the selling stockholders, and (v) the nature of the selling stockholders.

We acknowledge the Staff’s comment, but for the reasons set forth below, we respectfully submit that the offering contemplated by the Company’s registration statement (the “Registration Statement”) is a valid secondary offering by or on behalf of the selling stockholders named therein (the “Selling Stockholders”) of common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i).

1

Size of the Secondary Offering

As indicated in the Registration Statement, directors, executive officers and the holders of 10% or more of outstanding shares of common stock of the Company hold a total of 11,985,958 shares of common stock, as follows:

Name	Number of Shares(1)
Brian Davidson	1,765,578
Zachary Bradford	282,900
Bob Riggs	2,426,151
Wayne Riggs	5,231,379
Total	9,706,008

(1) Excludes shares issuable upon exercise of warrants as they are not outstanding.

There are 38,823,120 shares of common stock of the Company issued and outstanding. Accordingly, the number of shares held by non-affiliates is 29,117,112.

The number of shares of common stock being registered by the Registration Statement is 8,115,566, representing approximately 27.78% of the number of shares held by non-affiliates. Therefore, the Company believes that the number of shares being registered relative to the number of shares held by non-affiliates does not make the secondary offering to be on behalf of the Company.

Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by Selling Stockholders in a secondary offering.

In Securities Act Rules Compliance and Disclosure Interpretation, Question 612.09 (“C&DI 612.09”), the Staff recognized the importance of the characterization of an offering as a primary or secondary offering and identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (italics added)

2

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the private placement financings, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the private placement financings and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of the shares (the “Registered Shares”) by the Selling Stockholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Registered Shares can be registered for resale by the Selling Stockholders pursuant to Rule 415(a)(1)(i).

(a)     How long the Selling Stockholders have held the securities

We note that there is no mandatory holding period for a PIPE transaction such as the Company’s private placement financings to be characterized as a valid secondary offering. As a result, the current holding period and the additional future period that the Company anticipates to elapse before resales of the Registered Shares are made by the Selling Stockholders are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Sections Compliance and Disclosure Interpretation, Question 139.11 (“C&DI 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (italics added)

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 and C&DI 139.27 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The Selling Stockholders have borne the investment risk of their securities and will continue to bear this investment risk for a potential substantial additional period before they can make significant resales of such securities. Because the Selling Stockholders have been, and continue to be, subject to market risk if the market price of the Company’s common stock declines, their willingness to participate in the private placement financing with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

3

The factors discussed above support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)     The circumstances under which the Selling Stockholders received the securities

The securities were issued and sold to the Selling Stockholders in an arm’s-length private placement transaction that complied in all respects with C&DI 139.11, Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder. As set forth in the Registration Statement, the Company will not receive any proceeds from the resale of Registered Shares by the Selling Stockholders.

No Selling Stockholder is acting on the Company’s behalf with respect to the registration of the Registered Shares for resale under the Registration Statement and, other than the registration rights granted to the Selling Stockholders, the Company has no contractual relationship with any of the Selling Stockholders that would control the timing, nature and amount of resales of the Registered Shares or whether such Registered Shares are ever resold under the Registration Statement. The existence of the Registration Rights Agreement and piggyback registration rights are not, in and of themselves, evidence of an intent on the part of the Selling Stockholders to sell their Registered Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (a) above, there are a number of reasons, other than to effect an immediate sale, why investors prefer securities to be registered. Each Selling Stockholder made an investment decision as of the closing of the private placement financing and has borne and continues to bear the risk of ownership of the acquired securities since the date of purchase.

Importantly, the registration of the Registered Shares was a contractual obligation of the Company following the Selling Stockholders’ payment of the full purchase price for the securities issued in the private placement financings, and not a condition precedent thereto. As a result, as noted in part (a) above, the Selling Stockholders have borne, and continue to bear, the risk that the Company fails or is unable to register the common stock, as well as other risks attendant to share ownership, including that the market price of the Company’s common stock could fall. These market risks, to which the Selling Stockholders became subject to upon the closing of the private placement financings, further support that the secondary offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the Selling Stockholders to effect a distribution of the Registered Shares. As a result, the circumstances under which the Selling Stockholders received the securities in the private placement financings further support that the offering for resale of the Registered Shares by the Selling Stockholders under the Registration Statement is a secondary offering and not a primary offering.

(c)     The Selling Stockholders’ relationship to the Company

As stated in the Registration Statement, each Selling Stockholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years.

(d)     Amount of shares being registered

As stated earlier, the number of shares of common stock being registered by the Registration Statement is 8,115,566, representing approximately 27.87% of the number of shares held by non-affiliates.

4

(e)     Whether the Selling Stockholders are in the business of underwriting securities

To our knowledge, none of the Selling Stockholders are registered broker-dealers or affiliates of broker-dealers.

(f)     Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company in connection with the offering of the Registered Shares for resale under the Registration Statement.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of Registered Shares by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

Financing from Old Main Capital, LLC, page 6

2.	We note your disclosure in the second paragraph on page 8 concerning the Old Main Loan. Please revise your disclosure to discuss the terms by which this loan converts.

We have revised to reflect this comment. Please see page 7 of the amended Form S-1. Please note that the terms of conversion for the 10% Notes are also discussed in the first paragraph on page 7.

3.	Please add a section that discusses the dilutive impact of the issuances of shares under the Old Main purchase agreement. Please include in this discussion the number of shares issuable upon conversion of the notes (based upon the lowest trading price of your common stock as of a recent practicable date) and the maximum percentage of your common stock that may be held by Old Main at any time.

We have revised to reflect this comment. Please see page 8 of the amended Form S-1.

4.	Please consider adding disclosure in tabular format regarding the terms of the outstanding financings, so that investors may assess clearly the impact of such financings on their holdings and the company generally. For example, such a table might disclose, including for each separate tranche of the Old Main financing, the relevant interest rate, conversion price, amount of principal and interest accrued as of a recent date, maturity date, number of shares issuable upon conversion (based upon the lowest trading price of your common stock as of a recent practicable date), and maximum percentage of your common stock that may be held by a selling stockholder at any time.

We have revised to reflect this comment. Please see page 8 of the amended Form S-1. No other financings are currently convertible and have not been included in this table but are identified separately in the financial statements.

Private Placement Financing, Shares for Services and Assignment of Loan, page 8

5.	We note that you disclose that you sold a total of 1,000,000 shares to Connor Clay. However, on page 16 you indicate that he owns and is selling 500,000 shares. Please reconcile your disclosures.

We have revised to the table in the Selling Stockholders section to provide the correct number of shares held by Connor Clay (1,000,000).

6.	We note that you disclose that you sold a total of 200,000 shares to Vista Partners LLC. However, on page 16 you indicate that Vista owns 461,000 shares and is selling 400,000 shares. Please reconcile your disclosures.

We have revised to reflect this comment. Please see page 8 of the amended Form S-1. Please note that 61,000 shares were purchased on the open market by Vista Partners LLC.

5

Risk Factors, page 11

7.	We note that the number of shares to be issued under the Old Main purchase agreement will be based on discounts to the then-prevailing market price. Please add a risk factor that addresses the risks associated with the dilutive impact of such issuances, including the dilution to be experienced by your current stockholders as a result of such issuances, the fact that a lower stock price will result in the issuance of more shares of common stock to Old Main, and the fact that the sale by Old Main of its shares may depress the price of your common stock which will result in Old Main being entitled to receive greater amounts of common stock in future issuances.

We have revised to reflect this comment by adding the risk factor as the first risk factor under a heading “Risks Related to Ownership of Our Common Stock”.

Selling Stockholders, page 16

8.	Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

We have revised to reflect this comment. Please see the fourth paragraph of the Selling Stockholders section.

Certain Relationships and Related Party Transactions, page 69

9.	Please update your disclosure to include a description of the Titan Loan. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

We have revised to reflect this comment.

Financial Statements of our company for the years ended December 31, 2015 and 2014, page 30

10.	Please amend the filing to include your independent auditor’s report. We note that the auditor’s consent refers to the report filed with your Form 10-K. However, you have not incorporated your financial statements from your Form 10-K.

We have included our independent auditor’s report.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

EPIC STORES CORP.

Per: /s/ Brian Davidson
Brian Davidson
President and Chief Executive Officer

6